U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON D.C. 20549
FORM 12b-25

Commission File Number 333-28249

NOTIFICATION OF LATE FILING

(Check One):
[X] Form 10-KSB [ ] Form 11-K [ ] Form 20-F [ ] Form 10-Q [ ] Form N-SAR

For Period Ended: December 31, 2000
[ ] Transition Report on Form 10-K [ ] Transition Report on Form 10-Q
[ ] Transition Report on Form 20-F [ ] Transition Report on Form N-SAR
[ ] Transition Report on Form 11-K

For the Transition Period Ended:

Read Attached Instruction Sheet Before Preparing Form. Please Print or
Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Part I-Registrant Information

Full Name of Registrant PRIME AIR, INC.

Former Name if Applicable

Address of principal executive office (Street and number) 938 Howe Street,
Suite 601

City, State and Zip Code Vancouver, British Columbia, CANADA V6Z 1N9

Part II-Rules 12b-25 (b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X]  a The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] b.The subject annual report, semi-annual report, transition report on Form
10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject xquarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date;
and

[ ] c.The accountant's statement or other exhibit required by Rule 12b-25(c)
has been attached if applicable.

Part III-Narrative

State below in reasonable detail the reasons why the form 10-K, 11-K, 20-F,
10-Q or N-SAR, or the transition report or portion thereof could not be filed within the prescribed time period. (Attach extra sheets of needed.)
Because of other duties of the firm completing the review of the compilation of the Quarterly Statements  the company was unable to complete and file the annual report by November 15, 2001.

Part IV-Other Information

1. Name and telephone number of person to contact in regard to this notification

Wayne Koch 604 684-5700 (Name) (Area Code) (Telephone No.)

2. Have all other periodic reports required under section 13 or 15(d) of the
Securities Exchange Act of 1934 or section 30 of the Investment Company Act of
1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
[X] Yes [ ] No

3. Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
[ ] Yes [X] No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results can not be made.

PRIME AIR, INC.
(Name of Registrant as specified in charter)
has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  November 14, 2001 By /s/ Blaine Haug, Chairman and CEO

End of Filing